SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 5)/1/



                              HCB BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40413N 10 6
                                 --------------
                                 (CUSIP Number)

                                       N/A
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


___________________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6                  13G                     Page 2 of 6 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           HCB BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN TRUST

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           62-1696103
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                             (a) [ ]

                                                             (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           STATE OF ARKANSAS

--------------------------------------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER                      0
         SHARES           ------------------------------------------------------
      BENEFICIALLYB       6      SHARED VOTING POWER              196,625
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER           196,625
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER               0
          WITH
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             196,625
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
             [ ]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            13.15%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    EP
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 40413N 10 6                 13G                      Page 3 of 6 Pages
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS:
           REGIONS BANK

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           72-1034419
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                             (a) [ ]

                                                             (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

       NUMBER OF          5      SOLE VOTING POWER             105,800
         SHARES           ------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER            90,825
        OWNED BY          ------------------------------------------------------
          EACH            7      SOLE DISPOSITIVE POWER              0
       REPORTING          ------------------------------------------------------
         PERSON           8      SHARED DISPOSITIVE POWER            0
          WITH
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             196,625
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           13.15%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON *
                    BK
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  ------------------------------
                                                       Page 4 of 6 Pages
                                                  ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

ITEM 1(a)  NAME OF ISSUER:
     HCB Bancshares, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     237 Jackson Street, S.W.
     Camden, Arkansas  71701-3941

ITEM 2(a)  NAME OF PERSON FILING:
     HCB Bancshares, Inc. Employee Stock Ownership Plan Trust ("ESOP") and the following entity which serves as its trustee: Regions Bank.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
     ESOP:     237 Jackson Street, S.W.
               Camden, Arkansas  71701-3941

     Trustee:  400 West Capitol Avenue
               Little Rock, Arkansas  72201

ITEM 2(c)  CITIZENSHIP:
     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:
     Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER:
     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13(d)-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (b)   [X]   Bank as defined in Section 3(a)(6) of the Exchange Act;

         (f)   [X]   An employee benefit plan or endowment fund in accordance
                     with Rule 13d-1(b)(1)(ii)(F);

     Items (a), (c), (d), (e), (g), (h), (i), and (j) are not  applicable.  This
Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification and by Regions Bank, filing under the
Item 3(b) classification.

                                                  ------------------------------
                                                         Page 5 of 6 Pages
                                                  ------------------------------

ITEM 4.   OWNERSHIP.

          (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof th reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     HCB Bancshares, Inc., in its capacity as the ESOP Committee, has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10. CERTIFICATIONS.
     By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his or her knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his or her individual capacity certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                  ------------------------------
                                                         Page 6 of 6 Pages
                                                  ------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


HCB BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

Regions Bank, as Trustee


By: /s/ Jeffrey Martin                                         February 10, 2003
    --------------------------------------------------------   -----------------
    Its: Senior Vice President & Retirement Services Manager   Date
         ---------------------------------------------------


REGIONS BANK


By: /s/ Bonnie L. Evans                                        February 10, 2003
    ----------------------------------------------------       -----------------
    Its: Vice President                                        Date
         ----------------------------------------------